Exhibit 1

ECTEL LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

TO BE HELD ON SEPTEMBER 14, 2009

To the Shareholders of ECtel Ltd. (the “Company”, “we”, “our” or “us”):

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Annual Meeting”) of the Company will be held on Monday, September 14, 2009, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh Ha’ayin, Israel, for the following purposes:

1.	Re-election of Yair Cohen, Ra’anan Cohen and Rami Entin to the Board of Directors of the Company (the “Board”);

2.	Re-election of Sami Totah as our external director;

3.	Approval of the compensation of Sami Totah as our external director;

4.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company’s auditors and authorization of the Audit Committee and Board to determine the compensation of the auditors;

5.	Review of our audited financial statements for the year ended December 31, 2008; and

6.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

Shareholders of record at the close of business on July 31, 2009 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Annual Meeting) in the pre-addressed envelope provided. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

By Order of the Board of Directors, Gal Sperber-Kovashi General Counsel & Corporate Secretary

Rosh Ha’ayin, Israel

Date: August 10, 2009

PROXY STATEMENT

ECTEL LTD.

10 AMAL STREET, AFEK INDUSTRIAL PARK,

ROSH HA’AYIN, ISRAEL

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of ECtel Ltd. (the “Company”, “we”, “our” or “us”) in connection with the solicitation by the Board of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Annual Meeting”), or at any adjournments thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Annual Meeting will be held on Monday, September 14, 2009, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh Ha’ayin, Israel.

The Annual Meeting is convened for the following purposes:

1.	Re-election of Yair Cohen, Ra’anan Cohen and Rami Entin to the Board of Directors of the Company (the “Board”);

2.	Re-election of Sami Totah as our external director;

3.	Approval of the compensation of Sami Totah as our external director;

4.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company’s auditors and authorization of the Audit Committee and Board to determine the compensation of the auditors;

5.	Review of our audited financial statements for the year ended December 31, 2008; and

6.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

        We are not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed.

        Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Annual Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described in Items 1 – 4 above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual Meeting or any adjournment thereof.

        Proxies for use at the Annual Meeting are being solicited by the Board. Only shareholders of record at the close of business on July 31, 2009 will be entitled to vote at the Annual Meeting. Proxy materials are being mailed to shareholders on or about August 10, 2009 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On July 29, 2008, the Company’s outstanding share capital was comprised of 16,281,898 Ordinary Shares, each of which entitled the holder thereof to one vote in respect of each of the matters to be presented at the Annual Meeting. Pursuant to the Company’s Amended and Restated Articles of Association, two or more holders who hold in the aggregate at least twenty five percent (25%) of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote, will constitute a quorum at the Annual Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of July 26, 2009, concerning (i) person(s) or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

	Shares Beneficially Owned
Name	Number	Percentage

IDB Holding Corporation Ltd. and its subsidiaries (1)	6,284,955	38.6%
Diker GP, LLC (2)	2,920,731	17.94%
Skiritai Capital LLC (3)	883,599	5.43%
Directors and Executive Officers as
a Group (13 persons) (4)	1,064,251	6.54%

(1) Based upon notifications from IDB Holding Corporation Ltd. (“IDBH”), Koor Industries Ltd (“Koor”) and Clal Industries and Investments Ltd. (“Clal”) sent to us by each of them on July 28, 2009. This number of shares includes: (a) 3,498,836 of our ordinary shares held by Koor which is an Israeli corporation. Koor’s ordinary shares are traded on the Tel Aviv Stock Exchange (the “TASE”); (b) 2,767,153 of our ordinary shares held directly by Clal Electronics Industries Ltd. (“CEI”), which is a wholly-owned subsidiary of Clal. CEI and Clal are Israeli corporations. Clal’s shares are traded on TASE; (c) 9,483 of our ordinary shares held directly by IDB Development Corporation Ltd. (“IDBD”); and (d) 9,483 of our ordinary shares held by Badal Securities Ltd. (“Badal”), a wholly-owned subsidiary of IDBH. Badal and IDBH are Israeli corporations. IDBH’s shares are traded on TASE.

Approximately 62.66% of Koor’s ordinary shares are held by Discount Investment Corporation Ltd. (“DIC”), and approximately 13.35% of Koor’s ordinary shares are held directly by IDBD. DIC is an Israeli corporation whose shares are traded on TASE. Clal and DIC are controlled by IDBD. IDBD is controlled by IDBH.

IDBH is controlled as follows: (a) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (b) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat, holds directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (d) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

IDBH (by reason of its control of Badal and IDBD, and by reason of IDBD’s control of Clal, CEI, Clal Insurance, DIC, Koor, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Badal, IDBD, Clal, CEI, Clal Insurance, DIC and Koor the power to vote and dispose of our ordinary shares held by these entities.

(2) Based upon a Schedule 13F filed with the SEC on May 15, 2009. As the sole general partner of the Diker Funds (Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd.), Diker GP, LLC, a Delaware limited liability company (“Diker GP”), has the power to vote and dispose of the ordinary shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC, a Delaware limited liability company (“Diker Management”), serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management.

(3) Based upon a Schedule 13G filed with the SEC on January 13, 2009. Following are the entities on behalf of which the aforementioned Schedule 13G was filed: The Leonidas Opportunity Fund L.P. and Leonidas Opportunity Offshore Fund Ltd., both formed to engage in the business of acquiring, holding and disposing of investments in various companies. The present principal business of SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the Investment Manager of the Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron L. Bentovim are Managing Directors of SKIRITAI Capital LLC.

(4) Includes 991,477 Ordinary Shares underlying options that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement.

PROPOSED RESOLUTIONS

ITEM 1 – RE-ELECTION OF DIRECTORS

        The Company currently has a Board consisting of five (5) directors, including two (2) “external directors” appointed in accordance with the requirements of Israeli law, as discussed further below. Those directors who are not external directors are elected annually. At the Annual Meeting, shareholders will be asked to re-elect Messrs. Yair Cohen, Ra’anan Cohen and Rami Entin, none of whom are external directors, to the Board. The Board has nominated these individuals to be elected as directors.

        Yair Cohen has served as the Chairman of our Board since August 2006. Mr. Cohen has served as a Vice President of Elron Electronic Industries Ltd. (“Elron”) since July 2005. From 2000 until joining Elron, Mr. Cohen served as a Brigadier General in Unit 8200, the central military intelligence unit of the Israeli Defense Force, engaged in the development of advanced technology. Mr. Cohen serves on the boards of several Elron group companies. Mr. Cohen holds a B.A. degree in History and Arabic (summa cum laude) from Bar-Ilan University, Israel, and an M.A. degree in Management of National Resources (summa cum laude) from Industrial College (NDU), United States.

        Ra’anan Cohen has served as one of our directors since July 2007. Mr. Cohen was appointed Chief Executive Officer of Koor in July 2006. Mr. Cohen served as President and Chief Executive Officer of Scailex Corporation Ltd. (formerly Scitex) from 2004 to July 2006. He also serves as Vice President of Discount Investment Corporation Ltd. (“DIC”), Koor’s controlling shareholder, since August 2001 and previously served as Executive Assistant to the Chief Executive Officer of DIC from 1999. Prior to joining DIC, Mr. Cohen was an associate with McKinsey & Company, Inc. in London, beginning in 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar. Mr. Cohen is a member of the board of directors of a number of companies in the IDB group, including Makhteshim Agan Industries Ltd. and Cellcom Israel Ltd. Mr. Cohen holds a B.A. degree in Law and in Economics from Tel Aviv University and an M.B.A. in management from J.L. Kellogg Graduate School of Management at Northwestern University, United States.

        Rami Entin has served as one of our directors since June 2004. From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999, he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is an external director of Solomon Holdings Ltd., Cimatron Ltd and of BSP Ltd., and is director of Hilan Tech Ltd. and of Gilon BI Limited. Mr. Entin holds a B.A. degree in Accounting and Economics and an MBA degree from the Tel Aviv University, and he is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University, United States.

It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Yair Cohen, Ra’anan Cohen and Rami Entin be, and each of them hereby is, re-elected to the Board.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

The Board recommends a vote FOR the re-election of each of the foregoing nominees.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (“Companies Law”) to have at least two “external directors”. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates”, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

        The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. Other directors are elected annually. All of the external directors of a company must be members of its audit committee and each other committee of a company’s board of directors must include at least one external director.

        At least one of the external directors must have accounting and financial expertise (as such expertise is defined by the Companies Law and regulations).

        Mr. Totah, one of our external directors will conclude his first term as external director on September 17, 2009. At the Annual Meeting, shareholders will be asked to re-elect Mr. Sami Totah as an external director. Mr. Totah was determined by the Board to be a financial and accounting expert under the Companies Law. A brief biography of Mr. Totah is set forth below:

        Sami Totah has served as one of our external directors since September 2006. Mr. Totah has served as chairman of the board of directors of several Israeli start-up companies since 2003, including Red Bend and Flash Networks. From 1984 until 2002, Mr. Totah served in various positions at Amdocs, including the position of Chief Operations Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive MBA program of the Hebrew University Business School.

It is proposed that at the Annual Meeting the following Resolution be adopted:

        “RESOLVED, that Mr. Sami Totah be, and he hereby is, elected as an external director of the Company for additional term of three years, effective immediately.”

Required Vote

        The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as such term is defined in the Companies Law) voted on the matter (unless the total number of shares of “non-controlling shareholders” voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

The Board recommends a vote FOR the election of the aforesaid nominee.

ITEM 3 – COMPENSATION OF EXTERNAL DIRECTOR

        Under the Companies Law, the payment of compensation to directors requires the approvals of our Audit Committee, Board and shareholders. The form and amount of compensation of external directors is governed by the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the “Compensation Regulations”).

        Subject to his election as an external director at the Annual Meeting, we propose to pay Mr. Sami Totah, in accordance with Section 8A of the Compensation Regulations, the following fee, as was paid to him in his previous term, and as is payable to the Company’s other external director, Ms. Mali Baron:

        For each year of service as an external director of the Company, NIS 100,000, payable in advance at the commencement of each year of service by Mr. Totah, without recourse if terminated during any such year of service.

        In addition, we propose to pay Mr. Totah the following fees for participation in meetings of the Board or any committee thereof:

(i)	NIS 2,000 for each meeting attended by Mr. Totah in person;

(ii)	NIS 1,200 for each meeting attended by Mr. Totah other than in person; and

(iii)	NIS 1,000 for Mr. Totah’s participation in each action taken by the Board or any committee thereof without a meeting, in writing or by electronic transmission.

        In addition, we will reimburse Mr. Totah for expenses incurred by him in his capacity as an external director, in accordance with the Company’s policy and the Compensation Regulations.

It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that the proposed compensation to be paid to Mr. Totah, as approved by the Company’s Audit Committee and Board, each as described in this Proxy Statement, are hereby approved.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the payment of compensation to Mr. Totah.

The Board recommends a vote FOR the election of the aforesaid Resolution.

ITEM 4 – RE-APPOINTMENT OF AUDITORS

It is proposed to re-appoint Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting. Somekh-Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors. The shareholders will also be asked to authorize the Audit Committee and Board to determine the compensation of the auditors.

It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, be, and they hereby are, appointed as auditors of the Company until the next annual general meeting; and that the Audit Committee and Board are hereby authorized to determine Somekh-Chaikin’s compensation.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the re-appointment of Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting, and authorizing the Audit Committee and Board to determine the auditors’ compensation.

The Board recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

        The Board will present to the Annual Meeting the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2008, a copy of which is attached hereto. Our Audited Consolidated Financial Statements are enclosed, but are not part of the proxy solicitation material.

        Other than as set forth above, management knows of no business to be transacted at the Annual Meeting but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Gal Sperber-Kovashi General Counsel & Corporate Secretary

Rosh Ha’ayin, Israel
Date: August 10, 2009

ECtel Ltd. and Subsidiaries

Consolidated Financial
Statements
as at and for the year ended
December 31, 2008

ECtel Ltd. and Subsidiaries

Consolidated Financial Statements as at and for the year ended December 31, 2008

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
ECtel Ltd.:

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2V to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, Fair Value Measurements, as of January 1, 2008, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
March 22, 2009

ECtel Ltd. and Subsidiaries

Consolidated Balance Sheets as at December 31

		2008	2007
	Note	$ in thousands

Assets

Current assets
Cash and cash equivalents		8,452	5,668
Short-term investments	4	1,011	5,652
Receivables:
Trade, net of allowance for doubtful accounts	13A	10,904	8,612
Other	13B	1,177	1,372
Related parties	12B	247	17
Deferred expenses		475	282
Inventories	3	2,247	2,247

Total current assets		24,513	23,850

Long-term marketable securities	4	8,172	17,760

Long-term other assets	5	1,193	1,612

Property, plant and equipment, net	6	2,282	2,115

Goodwill	7	12,792	11,322

Other intangible assets, net	8	812	292

Total assets		49,764	56,951

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

		2008	2007
	Note	$ in thousands

Liabilities and Shareholders' equity

Current liabilities
Payables:
Trade		5,126	4,737
Related parties	12B	31	18
Advances from customers		596	966
Other payables and accrued liabilities	13C	6,707	5,796

Total current liabilities		12,460	11,517

Long-term liabilities
Liability for employee severance benefits		2,018	2,352

Total liabilities		14,478	13,869

Commitments and contingencies	9

Shareholders' equity	10
Share capital
Ordinary shares NIS 0.04 par value per share, authorized
125,000,000 shares; issued and outstanding 16,281,898
shares as at December 31, 2008 and 16,686,401 shares
as at December 31, 2007		221	221
Treasury shares at cost - 2,709,297 ordinary shares as at
December 31, 2008 and 2,304,794 ordinary shares as at
December 31, 2007		(11,979)	(11,472)
Additional paid-in capital		77,879	77,122
Accumulated other comprehensive gain (loss)		82	(178)
Accumulated loss		(30,917)	(22,611)

Total shareholders' equity		35,286	43,082

Total liabilities and shareholders' equity		49,764	56,951

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Operations for the years ended December 31

		2008	2007	2006
	Note	$ in thousands, except per share data

Revenues	13D	24,984	20,898	28,802
Cost of revenues	9B, 12	13,671	10,185	13,634

Gross profit		11,313	10,713	15,168
Research and development costs, net		4,548	4,789	4,277
Selling and marketing expenses	12	8,653	8,546	9,502
General and administrative expenses	12	6,964	5,757	3,812
Acquisition-related expenses	13G	118	-	640
Amortization of acquisition-related
intangible assets	8	164	94	466

Operating loss		(9,134)	(8,473)	(3,529)
Financial expenses	13E	(737)	(533)	(797)
Financial income	12, 13E	1,390	1,692	2,030
Other income (loss),net	4, 13H	195	(1,560)	-

Loss before taxes on income		(8,286)	(8,874)	(2,296)

Income tax benefit (expense)	11	(20)	73	(4)

Net loss		(8,306)	(8,801)	(2,300)

Loss per ordinary share
Net basic and diluted loss per ordinary
share:		(0.50)	(0.53)	(0.13)

Weighted average number of ordinary
shares outstanding		16,553,139	16,671,488	17,747,699

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006

	Ordinary shares	Share capital	Treasury shares	Capital surplus	Accumulated loss	Accumulated other comprehensive gain (loss)	Comprehensive loss	Total shareholders' equity
	Number	$ in thousands

Balance at December 31, 2005	18,169,089	214	-	72,664	(11,510)	-	-	61,368

Exercise of stock options	500,373	4	-	1,362	-	-	-	1,366
Share-based compensation	-	-	-	995	-	-	-	995
Repurchase of shares	(2,304,794)	-	(11,472)	-	-	-	-	(11,472)
Net loss	-	-	-	-	(2,300)	-	(2,300)	(2,300)

Comprehensive loss							(2,300)

Balance at December 31, 2006	16,364,668	218	(11,472)	75,021	(13,810)	-	-	49,957

Exercise of stock options	321,733	3	-	971	-	-	-	974
Share-based compensation	-	-	-	1,130	-	-	-	1,130
Comprehensive loss:
Net loss	-	-	-	-	(8,801)	-	(8,801)	(8,801)
Unrealized loss on marketable securities	-	-	-	-	-	(178)	(178)	(178)

Comprehensive loss							(8,979)

Balance at December 31, 2007	16,686,401	221	(11,472)	77,122	(22,611)	(178)		43,082

Share-based compensation	-	-	-	757	-	-	-	757
Repurchase of shares	(404,503)	-	(507)	-	-	-	-	(507)
Comprehensive loss:
Net loss	-	-	-	-	(8,306)	-	(8,306)	(8,306)
Reclassified adjustment for other than temporary
impairment reported in net loss	-	-	-	-	-	178	178	178
Unrealized gain on marketable securities	-	-	-	-	-	82	82	82

Comprehensive loss							(8,046)

Balance at December 31, 2008	16,281,898	221	(11,979)	77,879	(30,917)	82		35,286

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31

	2008	2007	2006
	$ in thousands

Cash flows from operating activities
Net loss	(8,306)	(8,801)	(2,300)

Adjustments to reconcile net loss to
cash used in operating activities:

Depreciation and amortization	673	600	1,077
Impairment of Auction Rate Securities	1,795	1,560	-
Gain from the sale of Auction Rate Securities	(1,560)	-	-
Loss on sale of long-term marketable securities	94	31	-
Loss (gain) on disposal of property, plant and equipment	20	-	(11)
Premium (discount) amortization of long-term marketable
securities	(20)	18	139
Share-based compensation expenses	757	1,130	995

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(2,855)	314	(3,151)
Decrease (increase) in other receivables	602	(445)	611
Decrease in inventories	-	7	583
Decrease (increase) in deferred expenses	(193)	71	(353)
Increase (decrease) in trade payables	391	831	(521)
Increase (decrease) in advances from customers	(370)	361	(840)
Changes in related parties, net	(217)	336	(354)
Increase (decrease) in other payables and accrued liabilities	153	(2,618)	2,562
Increase (decrease) in liability for employee
severance benefits, net	289	(120)	(537)

Net cash used in operating activities	(8,747)	(6,725)	(2,100)

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the years ended December 31 (cont'd)

	2008	2007	2006
	$ in thousands

Cash flows from investing activities
Changes in short-term investments, net	8,130	(3,373)	10,086
Capital expenditure on property, plant and equipment	(677)	(381)	(606)
Payments in consideration of acquisition of Compwise's
assets	(1,520)	-	-
Payments in consideration of acquisition of
consolidated subsidiaries	-	(158)	(1,185)
Long-term (funding) deposits withdrawal	55	25	(33)
Proceeds from sale of property, plant and equipment	-	2	11
Proceeds from maturity of long-term marketable securities	19,061	20,778	8,999
Investment in long-term marketable securities	(13,011)	(11,575)	(10,775)

Net cash provided by investing activities	12,038	5,318	6,497

Cash flows from financing activities
Repurchase of shares	(507)	-	(11,472)
Exercise of stock options	-	974	1,366

Net cash (used in) provided by financing activities	(507)	974	(10,106)

Net increase (decrease) in cash and cash equivalents	2,784	(433)	(5,709)

Cash and cash equivalents at beginning of the year	5,668	6,101	11,810

Cash and cash equivalents at end of the year	8,452	5,668	6,101

Supplemental disclosures:

Interest expenses paid	122	671	10
Income taxes paid	4	-	-

A.     Non-cash transactions

	2008	2007	2006
	$ in thousands

Purchase of property, plant and equipment
not yet paid	23	25	125

The accompanying notes are an integral part of the consolidated financial statements.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – General

ECtel Ltd. (hereinafter – the “Company”), and its subsidiaries (collectively “ECtel”), provide Integrated Revenue Management (IRM) solutions for communications services providers. The Company was established and commenced operations in April 1990 under the laws of the state of Israel. In October 1999, the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

On December 29, 2005, the Company acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd., two companies held by Elron Electronic Industries Ltd. On April 30, 2008, the Company acquired substantially all the assets of Compwise Ltd., an Israeli company, for a total consideration of $1.5 million. (See Note 7).

The Company wholly holds eight subsidiaries: ECtel Inc., ECtel (2000) UK Limited, ECtel B.V, ECtel GmbH (in voluntary liquidation), Telrad Hawk Net-I Ltd. (in voluntary liquidation), ECtel Telesoft Ltd., ECtel Telesoft Export (98) Ltd. and ECtel EOOD Bulgaria, which was incorporated in December 2006.

Note 2 – Significant Accounting Policies

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

B.	Financial statements in U.S. dollars

The majority of ECtel’s revenues are made outside of Israel (see Note 13D regarding geographical distribution) and are generated or linked to the U.S. dollars (“dollar”). In addition, a majority portion of ECtel’s costs are incurred or determined in dollars. In view of the foregoing, management believes that the dollar is the currency of the primary environment in which ECtel operates, and thus the dollar has been determined to be ECtel’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, of the Financial Accounting Standards Board (“FASB”) of the United States. All exchange rates gains and losses resulting from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such exchange gains and losses are included in the same statement of operations items in which the related transactions are included.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

C.	Cash and cash equivalents

ECtel considers all highly liquid investments with original maturity of three months or less at date of purchase, to be cash equivalents.

D.	Short-term investments

Short-term deposits and marketable securities with maturity dates between 91 to 365 days are considered to be short-term investments. Short-term investments of available-for-sale and held-to-maturity securities are accounted for the same as long-term marketable securities (see also Note 2G).

E.	Trade accounts receivables and allowance for doubtful accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. ECtel does not have any off-balance-sheet credit exposure related to its customers.

ECtel maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see Note 13A).

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the moving average method.

G.	Long-term marketable securities

Long-term marketable securities consist of Corporate Bonds, Auction Rate Securities and U.S. Government Agencies debt securities. At the end of 2007, the Company classified its Corporate Bonds and U.S. Government Agencies debt securities as held-to-maturity and it’s Auction Rate Securities as available-for-sale. During 2008, due to market conditions at the time, the Company sold some held-to-maturity securities prior to maturity and must now classify its securities as available-for-sale. At the end of 2008, the Company classifies its Corporate Bonds, U.S. Government Agencies debt securities and Auction Rate Securities as available-for-sale.

Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method. Interest income is recognized when earned.

Marketable securities available-for-sale are carried at fair value, held for an indefinite period of time and intended for use in meeting the Company’s ongoing liquidity needs. Fair value is determined based on observable market value quotes or, if market values are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income in stockholders’ equity. The cost of securities sold is based on the specific identification method. (See also Note 2V).

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

1.	Property, plant and equipment are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery and equipment	10% - 33%
Office furniture and equipment	6%

Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred. Leasehold improvements are amortized by the straight-line method over the shorter of their useful lives or the terms of the leases.

I.	Goodwill and other intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company conducts its annual goodwill impairment test as of June 30 every year. During 2008, 2007, and 2006, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in those years. At December 31, 2008, given the adverse change in the general business climate and the recent decrease in the Company’s market capitalization, the Company has performed an additional goodwill impairment assessment and has determined that no impairment has occurred as of December 31, 2008.

Intangible assets that have finite useful lives are amortized over their expected useful lives and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets consist mainly of acquired technology and customer relations and are amortized over three to ten years.

J.	Long-lived assets

The Company accounts for long-lived assets under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying amount value exceeds its fair value.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

K.	Revenue recognition

1.	Revenues from product sales (which include software) are recognized, in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.

ECtel includes post contract customer support (PCS) within the price of the product sale. This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software. The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent. Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2.

ECtel uses the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and Vendor-Specific Objective Evidence (“VSOE”), of the fair value exists for all undelivered elements. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue when all other criteria in SOP 97-2 have been met. If sufficient VSOE does not exist for one or more undelivered elements, the revenue is deferred for the entire arrangement and recognized when delivery of those elements occurs or when fair value can be established.

When a software product is sold together with implementation or consulting services, product fees are recognized upon delivery, provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered. When implementation and consulting services are sold, revenues are recognized based on the proportional performance method subject to the guidance of SAB 104 “Revenue Recognition in Financial Statements”.

If, at the outset of an arrangement, the fee is determined as not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If, at the outset of the arrangement, collectibility is determined to be not probable, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If an arrangement provides for customer acceptance, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

2.	Revenues from product maintenance and support contracts are recognized on a straight-line basis over the term of the support period. The majority of ECtel’s maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by ECtel during the term of the support period.

3.	Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for performance of construction type and certain production type contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

K.	Revenue recognition (cont’d)

If collectibility is determined as not being probable, ECtel recognizes revenues from contracts with significant design, development, modification and customization of the software, using the completed-contract method.

4.	Value added taxes applied on sales collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenues, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How taxes collected from customers and remitted to Governmental Authorities should be presented in the Income Statement”. ECtel has historically presented such taxes on a net basis.

L.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management’s estimation and in accordance with ECtel’s prior experience.

The activity in accrued warranty costs is as follows:

	December 31
	2008	2007	2006
	$ in thousands

Balance outstanding at beginning of the year	447	638	619
Warranty expenses	(357)	(269)	(358)
Warranties for products sold	538	427	633
Lapsed warranties	-	(349)	(256)
Addition related to the acquisition of Compwise	92	-	-

Balance outstanding at end of the year	720	447	638

Warranty expenses are reported under cost of revenues.

M.	Research and development costs

1.	Research and development costs, are charged to the consolidated statements of operations as incurred. The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, (the “OCS”) as a reduction of research and development expenses. Royalties payable to OCS are recognized pursuant to sale of related products and are classified as cost of revenues.

2.	Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material. Accordingly, no software development costs have been capitalized by the Company.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Liability for employee severance benefits

ECtel’s liability for severance pay for its Israeli employees is generally calculated pursuant to Israeli severance pay law and labor agreements based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay.

In addition, the liability in respect of certain employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet. For some of the Company’s employees, the payments to the pension funds and insurance policies discharge the Company’s obligation to the employees, as required by the Severance Pay Law, in connection with Section 14 thereof.

ECtel’s liability for all of its Israeli employees is partly provided for by monthly deposits in insurance policies and by an accrual. Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value. The value of these policies is recorded as an asset in the Company’s balance sheet. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay. The Deposits in respect of employee severance obligations as stated on the consolidated balance sheets as of December 31, 2008 and 2007 represent contributions to pension funds and are stated at their current redemption value

Expenses recorded in respect of severance and pension pay for the years ended December 31, 2008, 2007 and 2006 are $1,070 thousand, $718 thousand and $133 thousand, respectively.

ECtel sponsors a 401(K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code. These contributions are not subject to federal income taxes until distributed to the employees. The subsidiary at which this occurs matches the employees’ contribution up to 5% of the employees’ earnings.

Matching contributions with respect to this plan were $38 thousand, $41 thousand and $36 thousand in 2008, 2007 and 2006, respectively.

O.	Income taxes

ECtel accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes”. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax bases of assets and liabilities and their respective financial reporting amounts as well as tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in which those temporary differences are expected to be reversed or settled. The tax effect resulting from a change in tax rates is recognized in income in the period that includes the enactment date. ECtel provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such assets will not be realized.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

O.	Income taxes (cont’d)

ECtel adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have an effect on ECtel’s financial condition, results of operations or cash flows.

ECtel’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties are included as a part of general and administrative expenses in the consolidated statement of operations.

P.	Share incentive plans

Effective January 1, 2006, ECtel adopted SFAS No. 123(R), “Share-Based Payment”. This statement replaces SFAS No. 123, and supersedes APB No. 25. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award on the date of grant. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). In December 2007, the SEC published Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of the Simplified Method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment”. SAB No. 110 was declared effective on January 1, 2008, and allows companies, which do not have sufficient historical experience, to provide a reasonable estimate to continue use of the Simplified Method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. Accordingly, the Company will continue to use the Simplified Method until there is sufficient historical experience to provide a reasonable estimate of expected term. SAB No. 110 was effective for the Company on January 1, 2008.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for the years ended December 31, 2008 2007 and 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Estimated grant date fair value is determined using the “Black-Scholes” option-pricing model. Effective January 1, 2006, the value of stock options is recognized as compensation expense over the requisite service period of the entire award.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

Q.	Derivative financial instruments

The Company accounts for derivative financial instruments according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income under shareholders’ equity until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company actively evaluates the creditworthiness of the financial institutions that are counterparties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

R.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, “Earnings per Share”, for all years presented. Basic earnings (loss) per ordinary share are calculated by dividing the net income (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding.

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per ordinary share because the securities are anti-dilutive for all periods presented.

S.	Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used are management’s best estimates based on experience and historical data, however actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, goodwill and intangible assets, fixed assets, inventory, investments and share-based compensation income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

T.	Accumulated other comprehensive gain (loss)

Accumulated other comprehensive loss, presented in shareholders’ equity, includes unrealized gains and losses on marketable securities that are classified as available for sale.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

U.	Concentrations of credit risks

Financial instruments, which potentially subject ECtel to significant concentrations of credit risk, consist principally of cash and cash equivalents, investments and trade accounts receivable. ECtel maintains cash and cash equivalents, marketable securities, forward exchange contracts and certain other financial instruments with various major financial institutions. These major financial institutions are located in Israel and the United States, and ECtel’s policy is designed to limit exposure to any one institution.

With respect to trade accounts receivable, ECtel is subject to a concentration of credit risk as a majority of its outstanding trade receivables relate to sales to a limited number of customers.

V.	Fair value of financial instruments

Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements”, (SFAS 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations. In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

At December 31, 2008, in accordance with SFAS 157, the Company’s cash and cash equivalents, short-term investments and long-term marketable securities are classified within Level 1, as they are valued upon quoted market prices. Auction rate securities are classified within Level 3 because the inputs to this valuation are unobservable in the market and are significant.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Fair value of financial instruments (cont’d)

Assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
	December 31, 2008	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$ (in thousands)

Assets
Cash and cash equivalents	8,452	8,452	-	-
Short-term investments and long-
term marketable securities	9,183	8,278	-	905

Total Assets	17,635	16,730	-	905

The financial instruments of ECtel consist mainly of cash and cash equivalents, current receivables, prepaid expenses and other assets, short and long-term marketable securities, accounts payable and accruals, and other long-term liabilities. In view of their short-term nature, the fair value of cash and cash equivalents, current receivables, prepaid expenses and other assets, and accounts payable and accruals are usually identical or close to their carrying value. Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

W.	Recently issued accounting standards not yet adopted

1.	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. ECtel does not expect the adoption of SFAS 161 to have a material effect on the consolidated results of operations and financial condition.

2.	In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Inventories

Inventories consist of the following:

	December 31
	2008	2007
	$ in thousands

Raw materials and components	2,047	2,017
Work in process	200	230

	2,247	2,247

Note 4 – Investment in Marketable Securities and Deposits

The Company’s investments in marketable securities consist primarily of investments in US Government Agencies, Auction Rate Securities and Corporate bonds.

(1)	The following table summarizes the Company’s marketable securities and deposits at December 31, 2008 and 2007 (regarding assumptions used for estimated fair value, see Note 2V):

	December 31, 2008
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Available-for-sale securities
Corporate bonds	1,026	-	(15)	1,011

Short-term investments	1,026	-	(15)	1,011

Available-for-sale securities
US Government agencies	7,170	97	-	7,267
Auction Rate Securities, net of
impairments (see (3) below)	905	-	-	905

Long-term marketable securities	8,075	97	-	8,172

The long-term marketable securities maturity dates range from 2011 through 2045.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

	December 31, 2007
	Cost basis	Unrealized gross gains	Unrealized gross losses	Estimated fair value
	$ in thousands

Held-to-maturity securities:
US Government agencies	2,150	8	-	2,158
Corporate bonds	3,502	10	(4)	3,508

Short-term investments	5,652	18	(4)	5,666

Held-to-maturity securities:
US Government agencies	11,086	18	(19)	11,085
Corporate bonds	1,007	-	(9)	998
Available-for-sale securities:
Auction Rate Securities, net of
impairments (see (3) below)	5,667	-	-	5,667

Long-term marketable securities	17,760	18	(28)	17,750

(2)	The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2008:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized Gains	Fair value	Unrealized Losses	Total Fair value	Total Unrealized Gain (Losses)
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands

Auction Rate
Securities	905	-	-	-	905	-
US Government
Agencies	7,267	97	-	-	7,267	97
Corporate bonds	1,011	(15)	-	-	1,011	(15)

Total	9,183	82	-	-	9,183	82

(3)	Auction Rate Securities Impairments

As of December 31, 2007, the Company had $7,405 thousand of principal invested in Auction Rate Securities (ARS). The Company has a long history of investing excess cash under a conservative corporate policy that only allows investments in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The Company’s ARS were ranked as AAA and AA at the time of purchase, and there had been no change in their rating. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has recognized an impairment charge with respect to its ARS portfolio. As a result, in the year ended 2007, it has recorded, an impairment charge of $1,560 thousand, which is considered “other than temporary”, and an unrealized loss of $178 thousand recorded in other comprehensive loss as a reduction of shareholders’ equity, which was considered a “temporary” impairment.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 – Investment in Marketable Securities and Deposits (cont’d)

In October 2008, several of the ARS held by the Company, previously impaired, were redeemed at par-value at the amount of $1,725, resulting in a gain of $1,560 thousand. As of December 31, 2008, the Company had $ 2,700 thousand of principal invested in ARS. As a result of the market condition and the lack of liquidity continuation, the Company recorded an impairment charge of $1,795 thousand, which is considered “other than temporary”. As such, the Company recorded a net loss related to its investments in ARS in the amount of $235 thousand in the year ended December 31, 2008.

(4)	During 2008 the Company has decided to sell certain securities previously classified as held-to-maturity. As a result, all securities classified as held-to-maturity were reclassified as available-for-sale as the Company was no longer able to demonstrate its intent to hold these securities to maturity. The principal of the securities reclassified amounted to $17,517 thousand and the unrealized gain at the time of reclassification amounted to $33 thousand.

Note 5 – Long-Term Other Assets

	December 31
	2008	2007
	$ in thousands

Assets held for employee severance benefits	1,113	1,477
Long-term deposits	80	135

	1,193	1,612

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 – Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	Leasehold Improvements	Machinery and equipment	Office furniture and equipment	Total
	$ in thousands

Cost
Balance at January 1, 2008	2	6,637	344	6,983
Additions	4	674	18	696
Disposals	-	(317)	(15)	(332)

Balance at December 31, 2008	6	6,994	347	7,347

Accumulated depreciation
Balance at January 1, 2008	-	4,799	69	4,868
Depreciation	1	482	26	509
Disposals	-	(303)	(9)	(312)

Balance at December 31, 2008	1	4,978	86	5,065

Property, plant and equipment, net

Balance at December 31, 2008	5	2,016	261	2,282

Property, plant and equipment, net

Balance at December 31, 2007	2	1,838	275	2,115

Note 7 – Goodwill

Changes in net carrying amount of goodwill were as follows:

	Year ended December 31
	2008	2007
	$ in thousands

Opening balance	11,322	11,322
Additions relating to Compwise acquisition	1,470	-

	12,792	11,322

As a result of the purchase of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd. (“Telesoft”), in 2005, goodwill in an amount of $3,179 thousand is recorded in the Company’s books.

On April 30, 2008, the Company acquired substantially all the assets of Compwise Ltd. (“Compwise”), an Israeli-based company and a provider of business analytic solutions for telecommunication operators. The acquisition is expected to expand and strengthen the Company’s IRM solutions, as well as expand its customer base.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 – Goodwill (cont’d)

The acquisition was accounted for as a business combination under the guidance of SFAS. No. 141, “Business Combinations”, and as a result the Company recorded the fair value of the identified intangible assets in the amount of $684 thousand and liabilities, net, in the amount of $654 thousand. The excess of the purchase price over the fair value of the assets and liabilities acquired has been recorded as goodwill. Please refer also to Notes 2I and 8.

The Company conducts its annual goodwill impairment test as of June 30 every year. The Company performed annual impairment tests during 2008, 2007 and 2006 and did not identify any further impairment losses. As described in Note 2I, the company has performed an additional assessment at year end and has determined that no impairment has occurred as of December 31, 2008. The current economic environment has increased the degree of uncertainty inherent in the underlying assumptions used in the impairment assessment.

Note 8 – Other Intangible Assets, Net

	December 31
	2008	2007
	$ in thousands

Telesoft and Compwise acquisitions - original cost:
Third party relations - Telesoft	159	159
Core technology - Telesoft	349	349
Customer contracts - Telesoft	171	171
Contractual customer relations - Telesoft	130	130
Core technology - Compwise	684	-

	1,493	809

Less - accumulated amortization	(681)	(517)

	812	292

The amortization expenses were $164 thousand, $94 thousand and $466 thousand for each of the years ended December 31, 2008, 2007 and 2006, respectively.

Future estimated amortization expenses:

Year ended December 31, 2008
$ in thousands

2009	169
2010	169
2011 and thereafter	474

Total	812

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Commitments and Contingencies

A.	Lease commitments

ECtel has entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad. The agreements expire on various dates from 2010 to 2012 (some have renewal options) and are in US dollars, local currencies or linked to the US dollar.

Future minimum annual rental payments which ECtel is committed to pay under the above leases, at rates in effect at December 31, 2008, are as follows:

Year ending December 31:	$ in thousands

2009	1,347
2010	1,324
2011	861
2012	235

As to rent expense in connection with ECtel’s leased premises and vehicles, see Note 13F.

B.	Royalty commitments

The Company is committed to pay royalties for several approved programs to the Office of Chief Scientist (hereinafter – “OCS”), on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development. The royalties are computed at the rate of 3%-3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues.

In April 2006, the Company repaid to the OCS an amount of $364 thousand, which represents the entire obligation of Telesoft, in connection with the grants participation received in prior years.

During the fourth quarter of 2006, the Company committed to repay in full its primary program, which the OCS had sponsored during prior years and in the R&D efforts of which the OCS had participated. The total amount to be paid to the OCS was approximately $3 million, which includes interest accrued on the outstanding balance of the amounts funded. Such amounts funded were presented in the cost of revenues of 2006. The repayment was made in five installments during 2007.

As at December 31, 2008, the balance of the grants received for remaining programs totaled $432 thousand of which $90 thousand has been repaid as royalties.

C.	Guarantees

At December 31, 2008, the Company has granted guarantees to third parties in the sum of $1 million mainly as guarantees of the Company’s performance, and that can be demanded in case of material breach of contracts. The expiration dates of the guarantees are from January 2009 through December 2009.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Commitments and Contingencies (cont’d)

D.	Financial instruments

Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates. Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2008, the Company had nine open currency forward contracts. A gain in the amount of $55 thousand is included in the statements of operations as of December 31, 2008.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

E.	Negative pledge

In September 2002, the Company executed a negative pledge to an Israeli Bank in which it undertook not to perform primarily the following without the Bank’s prior written consent:

(1)	Mortgage, or undertake to mortgage, in any manner or form, any of its assets in favor of any third party.

(2)	Sell assets (other than in the ordinary course of business) for consideration exceeding $1 million in the aggregate, on an annual basis.

On the basis of the above-mentioned negative pledge, the Bank has agreed to grant various credit facilities and/or banking services to the Company. The credit facilities granted by the Bank to the Company and outstanding as of December 31, 2008 are approximately $0.8 million (out of total guarantees granted of $1 million) for guarantees issued by the Bank in favor of third parties, at the request of the Company.

F.	Class action complaint

On October 19, 2004, a class action complaint (the “Class Action Complaint”), Leumi Gemel Ltd. v. ECtel Ltd., et al., Case No. 8:04-CV-03380-RWT, was filed in the United States District Court for the District of Maryland. Named as defendants are ECtel Ltd., ECI Telecom Ltd., and certain of ECtel’s directors and officers. The Class Action Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by making false and misleading statements in the Company’s SEC filings and press releases during a period beginning April 24, 2001, and lasting through April 2, 2003. The claims are purportedly brought on behalf of all persons who purchased the Company’s stock during that period. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorneys’ fees and costs.

The Company filed a motion to dismiss the class action complaint. At a hearing on this motion held on July 17, 2006, the court granted the Company’s motion to dismiss the class action complaint. Following the dismissal, the plaintiff filed a motion to further amend the class action complaint. The Company responded by requesting that the court deny the motion to amend. On March 6, 2007, the court denied the plaintiff’s motion to further amend the class action. Plaintiff filed an appeal of the district court’s orders with the United States Court of Appeals for the Fourth Circuit. After briefing in the Fourth Circuit but before oral argument or any decision thereon, the parties reached an agreement in principle to resolve the litigation. The parties have executed a stipulation of settlement documenting their agreement. The stipulation of settlement must be approved by the district court which has not yet occurred. Currently the district court is scheduled to hear Plaintiff’s unopposed motion for preliminary approval of settlement on April 6, 2009.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity

A.	Share incentive (stock options and restricted shares plans)

1.	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

The ECtel Plan provides that options may be granted to senior employees or managers of the Company or its subsidiaries pursuant to (a) one or more sub-plans designed to benefit Israeli employees from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

The Company’s 2003 Share Option Plan (the “2003 Share Option Plan”) was adopted by the Board of Directors on August 3, 2003.

The purpose of the 2003 Share Option Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or its subsidiary, whether Israeli or non-Israeli, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Share Option Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version) 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or, with respect to non-Israeli grantees, the applicable laws relevant in the country of residency of such grantees.

In September 2004, the Company’s shareholders approved the increase in the number of ordinary shares underlying the Company’s 2003 Share Option Plan for international grantees from 200,000 ordinary Shares to 1,700,000 ordinary shares and the decrease in the number of ordinary Shares underlying the Company’s other share option plans (other than the Company’s 2003 U.S. stock option plan covering 50,000 ordinary shares) by an aggregate of (i) 490,266 ordinary shares as of the date of the resolution and (ii) 437,933 ordinary shares underlying the then outstanding options, which were scheduled to expire within 60 days following the date of the resolution, upon such expiration (unless any of such options were exercised prior to such expiration).

2.	The Company began using Stock Appreciation Rights (“SAR”) as its primary stock-based incentive compensation, in November 2006. Prior to such time, stock options were primarily used for stock-based incentive compensation.

In April 2006, the Company’s shareholders approved an amendment to the 2003 Share Option Plan (hereinafter – “2003 Equity Incentive Plan”).

The 2003 Equity Incentive Plan: (i) increased the number of shares reserved for issuance by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, (ii) added Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the 2003 Equity Incentive Plan, (iii) terminated the ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “2003 U.S. Plan”) and (iv) consolidated the terms of the 2003 U.S. Plan into the 2003 Equity Incentive Plan so that the Company will have only one equity incentive plan under which it makes awards.

Options generally vest over a period of up to four years with an expiration term of six to ten years.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

3.	Following is a summary of options activity under the Company’s stock-based incentive compensation plans during the years ended December 31, 2008, 2007 and 2006:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			In years	$ in thousands

Balance at January 1, 2006	3,260,493	5.93

Granted	810,000	4.80
Exercised	(500,373)	2.74
Forfeited and expired	(1,218,206)	7.97

Balance at
December 31, 2006	2,351,914	5.20

Granted	720,000	3.45
Exercised	(321,733)	3.03
Forfeited and expired	(659,182)	5.54

Balance at
December 31, 2007	2,090,999	4.82

Granted	410,000	2.59
Exercised	-	-
Forfeited and expired	(174,100)	3.90

Balance at
December 31, 2008	2,326,899	4.50	3.57	79

Exercisable at
December 31, 2008	1,632,934	4.94	3.13	79

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity (cont’d)

A.	Share incentive (stock options and restricted shares plans) – (cont’d)

During 2008, 2007, and 2006, the Company recorded share-based compensation expense in the amount of $757 thousand, $1,130 thousand and $995 thousand, respectively, in accordance with SFAS No. 123(R).

None of the above stock options were granted at exercise prices below the market price of the ordinary shares on the date of the grant. The total intrinsic value of the above mentioned options that vested prior to December 31, 2005 was zero.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $0 thousand, $49 thousand and $42 thousand, respectively.

As of December 31, 2008, there was $970 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the Company’s stock-based incentive compensation plans which is expected to be recognized over the weighted average period of 3 years. The total fair value of shares vested during the year ended December 31, 2008 was $935 thousand.

4.	Fair value method

The Company has determined the weighted average fair value per option of stock-based arrangements granted during 2008, 2007 and 2006 to be $0.85, $1.39, and $2.29, respectively. The fair values of the stock based compensation awards granted were estimated using the “Black Scholes” option pricing model with the following assumptions:

Year of grant	Expected dividend yield	Expected option life	Expected volatility	Risk free interest rate	Fair value $

2006	-	4.00 - 6.11	46.35% - 71.05%	4.31% - 4.61%	2.03 - 3.09
2007	-	4.00 - 4.25	33.66% - 46.98%	4.58%	1.09 - 1.51
2008	-	3.22 - 4.25	40.66% - 41.38%	2.46%	0.81 - 0.95

The Company has determined the fair value of stock-based arrangements as follows:

The expected option life represents the weighted average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2008, 2007 and 2006, is calculated based on the Simplified Method as allowed under SAB 107, and as extended by SAB 110, giving consideration to the contractual term of the options and their vesting schedules.

TheCompany estimates its expected stock volatility based on its own historical stock volatility.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Shareholders’ Equity (cont’d)

B.	Treasury Shares

In April 2006, the Company’s Board of Directors authorized a plan for repurchase of the Company’s ordinary shares on the open market in an amount in cash of up to $15 million. Under the repurchase plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase plan was for one year.

During 2006, the Company repurchased 2,304,794 shares of its common stock for total consideration of $11,472 thousand, at an average purchase price of $4.98 per share.

In July 2008, the Company’s Board of Directors authorized a plan for the repurchase of the Company’s ordinary shares in the open market, in an amount in cash of up to $4 million. Under the repurchase plan, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase plan is for one year and may be suspended from time to time or discontinued.

During 2008, the Company repurchased 404,503 shares of its common stock for total consideration of $507 thousand, at an average purchase price of $1.25 per share.

The share repurchases were funded from available working capital.

Note 11 – Income Taxes

A.	Tax programs under various Israeli tax laws:

Israeli Companies

(1)	Israeli income tax is computed on the basis of the Israeli companies’ results in nominal NIS determined for statutory purposes. The Companies are assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985) (the “Inflationary Adjustments Law”), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli Law for the Encouragement of Capital Investments – 1959 (“the Law”), ECtel Ltd. was awarded “Approved Enterprise” status under the alternative benefits track. The approved program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which ECtel Ltd. will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a two-year period followed by reduced tax rates for the remaining years of the benefit period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). At December 31, 2008, approximately 97% of the cost of ECtel Ltd.‘s production facilities represented Approved Enterprise facilities (2007 – 97%; 2006 – 97%).

Dividend distributions originating from the income of an Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which ECtel Ltd. received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25%, depending on the percentage of foreign investment holding in ECtel Ltd. as defined by the Law.

On March 30, 2005, amendments to the Law became effective. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternate Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

—	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

—	In order to receive the tax benefits in the Grant Path or the Alternate Path, the industrial enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

Israeli Companies (cont’d)

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall be applicable for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of tax benefits may be as early as 2004.

As at December 31, 2008, ECtel Ltd. has ended its investments in investment programs under previous approval pursuant to the Law and is currently investing in accordance with the abovementioned amendments to the Law. As of the date of these financial statements, the Approved Enterprise tax benefits, pursuant to the amendments to the Law have not yet commenced.

(2)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969.

ECtel Ltd. has determined that it currently qualifies as an “Industrial Company” as defined by the above law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the Inflationary Adjustments Law.

(3)	Tax rates applicable to income from other sources in Israel.

If ECtel Ltd. derives income from sources other than the Approved Enterprise during the relevant benefit period, such income will be taxable at regular corporate tax rates (see Note 11A(5) below).

(4)	Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

ECtel Ltd. has determined that it is a “foreign invested company” as defined in the Israeli Law for the Encouragement of Capital Investments 1959. ECtel Ltd.‘s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 beginning on January 1, 2007. Accordingly, its taxable income or loss is calculated in US Dollars.

(5)	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – the Amendment). The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon the respective tax laws in their countries of domicile.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

C.	Taxes on income

Income tax expense (benefit) included in the consolidated statements of operations is comprised as follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Current:
Israeli operations	-	-	-
Foreign operations	20	-	4

	20	-	4

Deferred:
Israeli operations	-	-	-
Foreign operations	-	(73)	-

	-	(73)	-

Income tax expense (benefit)	20	(73)	4

D.	Loss before taxes on income from continuing operations

	Year ended December 31
	2008	2007	2006
	$ in thousands

ECtel Ltd. and its Israeli subsidiaries	(9,215)	(8,792)	(3,510)
Foreign subsidiaries	929	(82)	1,214

	(8,286)	(8,874)	(2,296)

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

E.	Reconciliation of the statutory income tax expense (benefit) to actual income tax expense (benefit)

A reconciliation of the statutory income tax expense (benefit), assuming all income is taxed at the statutory rates applicable in Israel, and the actual income tax expense (benefit) is as follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Loss before taxes on income from continuing operations
as reported in the consolidated statements of operations	(8,286)	(8,874)	(2,296)

Statutory tax rate	27%	29%	31%

Benefit computed at statutory tax rate	(2,237)	(2,573)	(712)
Foreign tax rate differentials	37	21	134
Tax effect due to Approved Enterprise status	292	395	887
Change in valuation allowance	1,449	2,281	(278)
Non-deductible expenses	224	385	429
Other	255	(582)	(456)

Actual income tax expense (benefit)	20	(73)	4

The 2007 comparative amounts differ slightly from those originally reported by the Company, as they have been modified to correct immaterial errors.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

F.	Components of deferred income tax

The tax effects of significant items comprising ECtel’s deferred tax assets are as follows:

	December 31
	2008	2007
	$ in thousands

Current deferred tax assets:

Accrued expenses	20	20
Vacation pay accruals	176	204
Operating loss carryforwards	6	-
Allowance for doubtful accounts	3,655	3,737
Research and development costs	812	834

Gross current deferred tax assets	4,669	4,795

Less - valuation allowance	(4,628)	(4,760)

Net current deferred tax asset	41	35

Long term deferred tax assets:

Liability for employee severance benefits	306	238
Intangible assets, net	283	491
Impairment of ARS	422	367
Operating and capital loss carryforwards	29,800	28,104
Property, plant and equipment	164	176
Research and development costs	362	383

Gross long term deferred tax assets	31,337	29,759

Less - valuation allowance	(31,302)	(29,721)

Net long-term deferred tax asset	35	38

Net deferred tax asset	76	73

ECtel recognizes deferred tax benefits based on management’s expectation that future taxable earnings will be achieved. A valuation allowance has been recorded in respect of the majority of the balance of deferred tax assets as management concluded that at December 31, 2008 it is more likely than not that such assets will not be realized.

Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations under SFAS 141R.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (cont’d)

G.	Tax assessments and tax loss carryforwards

Final tax assessments have been received by the Israeli companies through the 2001 tax year.

The U.K. and U.S. Income Tax Authorities completed their examinations of the income tax returns, respectively, for the U.K and U.S. subsidiaries in 2007. Final tax assessments for the U.K. and U.S. subsidiaries have been received through the 2003 and 2005 tax years, respectively.

The Israeli Companies have tax loss carryforwards of approximately $115 million, which can be carried forward indefinitely.

The U.S. subsidiary has a tax loss carryforward of approximately $6 million, which will expire between 2023 and 2024.

H.	Accounting for uncertainty in income taxes

At January 1, 2007 and December 31, 2007, the total unrecognized tax benefit was $1,099 thousand and $1,208 thousand respectively, and the change during 2007 was a result of exchange rate differences. The total unrecognized tax benefit increased from $1,208 at January 1, 2008 to $1,222 at December 31, 2008, as a result of exchange rate differences. As of December 31, 2007 and 2008, the total liability for unrecognized tax benefit was recorded as a component of current liabilities on the consolidated balance sheets. In addition, interest relating to the unrecognized tax benefit has been included as a component of current liabilities on the consolidated balance sheets as of December 31, 2008 in the amount of $197 thousand.

The total unrecognized tax benefit as of December 31, 2008 that, if recognized, would affect the Company’s effective tax rate was $1,222 thousand. The total unrecognized tax benefit as of December 31, 2007 that, if recognized, would affect the Company’s effective tax rate was $1,208 thousand.

It is reasonably possible that the unrecognized tax benefit, primarily relating to the deductibility of certain expenses for tax purposes, will significantly decrease within the next 12 months as a result of a potential settlement with the taxing authorities.

Note 12 – Related Party Transactions

A.	Generally, related parties are comprised of principal shareholders (those owning 10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

Transactions with related parties are mainly comprised of sales of some of the Company’s products and purchases from related parties in respect of cost of revenues.

All transactions with related parties are in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Related Party Transactions (cont’d)

B.	Balances due to or from related parties:

	December 31
	2008	2007
	$ in thousands

Assets:
Related parties	247	17

Liabilities:
Related parties	31	18

C.	Income from and expenses to related parties:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Sales	193	47	518
Purchase from related parties	-	-	253
Selling and marketing expenses	-	-	478
General and administrative expenses	104	114	83
Financial (income) expenses	-	-	(14)

D.	Registration Rights Agreement with members of the IDB Group

In April 2008, the Company entered into a Registration Rights Agreement with its two largest shareholders: (a) Koor Industries Ltd. and (b) Clal Electronics Industries Ltd., a wholly-owned subsidiary of Clal Industries and Investments Ltd., both of which are members of the IDB Group, and their affiliates IDB Development Corporation Ltd. and Badal Securities Ltd. Jointly referred to herein as “Holders” will be Koor Industries Ltd., Clal Electronics Industries Ltd., IDB Development Corporation Ltd. and Badal Securities Ltd. Pursuant to this Registration Rights Agreement, the Company granted to the Holders rights in connection with sales, from time to time, of the Company’s ordinary shares held by such Holders. As required by the Israeli Companies Law, this agreement was approved by the Company’s audit committee, board of directors and a special majority of the Company’s shareholders. Under this agreement, the Holders are entitled to demand and piggyback registration rights. The first of such demand registrations must be for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the United States Securities Act registering the resale from time to time by the Holders (commonly known as a “shelf” registration), and the second demand registration may only be effected not less than 2 years after the effective date of the shelf registration. In addition, if the Company proposes to register for public sale any of its ordinary shares under the Securities Act, the Holders would be entitled to request that the Company include some of their ordinary shares in such registration (commonly known as “piggyback” registration rights). The Registration Rights Agreement has a term of five years unless terminated earlier upon the percentage holdings of the Holders falling below a specified threshold.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information

Balance sheet:

A.	Trade Receivables

Net of provision for doubtful accounts of $13,556 thousand as at December 31, 2008 (December 31, 2007 - $13,253 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31 is as follows:

	December 31
	2008	2007	2006
	$ in thousands

Allowance for doubtful accounts
at the beginning of the year	13,253	13,374	18,051
Additions charged to doubtful debt expense	303	247	-
Write-down charged against the allowance	-	-	(4,031)
Recoveries of amounts previously reserved	-	(368)	(646)

Allowance for doubtful accounts
at the end of the year	13,556	13,253	13,374

B.	Other Receivables

	December 31
	2008	2007
	$ in thousands

Prepaid expenses	419	540
Other	758	832

	1,177	1,372

C.	Other Payables and Accrued Liabilities

	December 31
	2008	2007
	$ in thousands

Employees and social benefits	2,903	2,438
Income tax payable	1,264	1,256
Chief Scientist (see also Note 9B)	-	84
Commissions payable	1,820	1,552
Product warranty liability (see Note 2L)	720	447
Other payables	-	19

	6,707	5,796

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information

1.	Information on sales by geographic distribution:

Revenues are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2008	2007	2006
	$ in thousands

Europe	14,683	11,132	16,341
Americas	8,299	7,429	6,303
Asia Pacific and other	1,060	746	2,006
Middle East and Africa	942	1,591	4,152

	24,984	20,898	28,802

2.	Revenues from single customers exceeding 10% of Revenues:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Customer A	-	-	4,620
Customer B	4,100	-	-
Customer C	3,150	-	-

	7,250	-	44,620

3.	Long-lived assets on a geographical basis:

	Israel	Europe & US	Total
	$ in thousands

December 31, 2008	15,790	96	15,886
December 31, 2007	13,649	83	13,732
December 31, 2006	13,959	91	14,050

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information (cont’d)

E.	Financial income and expenses:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Financial expenses:
Interest and bank charges (see also Note 9B)	167	170	707
Exchange rate differences (see Note 2(B))	570	363	90

	737	533	797

Financial income:
Interest, mainly on bank deposits and
marketable securities	1,114	1,583	1,980
Exchange rate differences (see Note 2(B))	276	109	50

	1,390	1,692	2,030

F.	Supplementary statement of operations information:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Maintenance and repairs	609	605	568
Depreciation of property, plant and equipment	509	506	611
Advertising and exhibitions	339	357	313
Taxes (other than income taxes)	137	110	116
Rent of premises	767	589	557
Lease of vehicles	972	801	849

Advertising costs are expensed as incurred

G.	Acquisition-Related Expenses

During 2008, the Company carried out a due-diligence process in the framework of an examination of a potential acquisition opportunity which reached advanced stages in the second quarter of 2008. Eventually, the Company decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore recorded an amount of $118 thousand as acquisition-related expenses.

During 2006, the Company carried out a due-diligence process in the framework of an examination of a potential acquisition opportunity which reached advanced stages in the third quarter of 2006. Eventually, the Company decided, after evaluating all the relevant parameters, not to conclude the negotiations, and therefore recorded an amount of $640 thousand as acquisition-related expenses.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Supplementary Financial Statement Information (cont’d)

H.	Other income (expenses), net

	Year ended December 31
	2008	2007	2006
	$ in thousands

Impairment of ARS (Note 4)	(1,795)	(1,560)	-
Gain from sale of ARS previously impaired (Note 4)	1,560	-	-
Patent sale (*)	430	-	-

	195	(1,560)	-

(*)	In the first quarter of 2008 the Company sold a patent. The gain from the sale of the patent amounted to $430 thousand.

ECtel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Balances in Currencies Other Than the U.S Dollar:

Comprised of:

	December 31, 2008					December 31, 2007
	Israeli currency		Other foreign currency		Total	Israeli currency		Other foreign currency		Total
	Linked(*)	Unlinked	Euro	Other		Linked(*)	Unlinked	Euro	Other
	$ in thousands

Assets
Trade receivables, net	-	464	2,615	697	3,776	-	1,909	1,480	2,757	6,146
Other current assets	-	1,567	418	145	2,130	-	1,448	220	102	1,770
Long-term other receivables		1,193	-	-	1,193	-	135	-	-	135

	-	3,224	3,033	842	7,099	-	3,492	1,700	2,859	8,051

Liabilities
Trade payables	-	1,105	624	20	1,749	-	1,277	18	346	1,641
Other current liabilities	1,221	1,747	-	43	3,011	1,214	2,276	143	57	3,690
Long-term liabilities	-	2,018	-	-	2,018	-	2,352	-	-	2,352

	1,221	4,870	624	63	6,778	1,214	5,905	161	403	7,683

(*)	Linked to the Israeli CPI.